UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Veolia Transportation awarded delegated management contract

in New Orleans

Historic agreement is first of its kind in U.S

Paris, 7 July 2009. The CEO of Veolia Environnement, Henri Proglio, and the CEO of Veolia Transport, Cyrille du Peloux, announced today that the company has agreed on terms for a 10-year contract (5 year initial term with a 5 year renewal based upon performance goals) with the New Orleans Regional Transit Authority (RTA).

This historic agreement is based on an ambitious, phased plan to improve public transportation and mobility in New Orleans over the next 10 years, as a cornerstone of the city’s continuing renewal following Hurricane Katrina.

Veolia Transportation, North America subsidiary of Veolia Transport, has been operating public transportation in New Orleans under a traditional management contract with the New Orleans RTA since October of 2008. This new contract substantially expands the company’s scope of responsibilities and commences on September 1, 2009.

Under the new delegated management contract, Veolia Transportation will be responsible for all aspects of the performance of public transportation in New Orleans, including operations, safety, maintenance, customer care, routes and schedules, capital planning and grant administration. Veolia will be compensated at approximately $56.3 million per year by the RTA and will be responsible to pay all salaries, benefits and operating expenses. The company expects to be able to generate significant cost savings over the agency’s current expense levels, while improving and enhancing service.

New Orleans RTA employees will become employees of the company. As has been true in the past, the Board of Commissioners of the New Orleans RTA will retain its policy-making authority for fares, service and operations, as well as approval of each year’s annual transportation development plan, including major initiatives, capital purchases and operating budget.

“Veolia Transport specializes in providing safe and sustainable mobility solutions, thus improving quality of life in cities,” said Henri Proglio. “We are delighted to contribute to New Orleans our vast experience in improving public transportation, earned in 5,000 contracts around the world.”

“I am extremely pleased to expand our partnership with New Orleans RTA and the city of New Orleans,” said Cyrille du Peloux. “Through this model of public-private partnership, which is new to the US, we are committed to making New Orleans a showcase for well-designed public transit.”

The new contract will include operation of 32 transit routes in New Orleans, starting with 93 buses, 66 streetcars, 42 paratransit vehicles and 10 Lil’ Easy vans.

“We believe that Veolia Transportation has the operational expertise, technical know-how, and vision needed to greatly improve our citizens’ ability to get around in our city,’ said Cesar Burgos, chairman, New Orleans RTA Board of Commissioners. “We are grateful to our unions, our board and our employees for their support of this important public-private partnership.”

Since October 2008, the company has worked with the New Orleans RTA to stabilize operations, strengthen many business processes, reduce operating costs, implement customer-oriented practices and bring the agency into tighter compliance with the policies of the Federal Transit Administration and Louisiana Department of Transportation. The company also invested in and launched an innovative neighborhood circulator called the Lil’ Easy in several parts of the city, connecting residents with major bus routes.

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Veolia Environnement's transport division operates in 28 countries and employs 83,654 people. Veolia Transport posted revenue of €6,1 billion in 2008. Veolia Transport operates 40,675 road and rail vehicles and carries more than 2,6 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary